

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 15, 2015

Morrison C. Warren, Esq.
Chapman and Cutler LLP
11 W. Monroe St.
Chicago, Illinois 60603-4080

> Re: Incapital Unit Trust, Series 83 ("Incapital")
>   File Nos. 333-203437; 811-22581

Dear Mr. Warren:

On April 15, 2015, Incapital filed a registration statement on Form S-6 under the Securities Act of 1933 (the "Securities Act") for the registration of units representing the ownership of interests in Incapital. Incapital proposes to offer one underlying unit investment trust, the Incapital Najarian Heat Seeker Portfolio, 2Q 2015 (the "Trust"). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Trust uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Investment Objective (p. 2)

1. The Trust's investment objective is "*to provide total income through capital appreciation*." Explain what is meant by "total income" and how it can be achieved through capital appreciation.

Principal Investment Strategy (p. 2)

2. The first sentence refers to selecting a "*portfolio of 'blue chip' common stocks*." Consider providing a brief description of what securities the Trust considers to be "blue chip." Also consider whether the "blue chip" description is appropriate given the Trust's intention to invest in mid-capitalization companies, as disclosed in the second paragraph.

3. The second sentence states that the "*methodology uses qualitative factors to identify unusual trading activity in a security across a variety of time horizons*." Specifically describe the "qualitative factors" that the methodology uses. Clarify what is meant by "variety of time horizons" in plain English.

4.   The first paragraph suggests that the universe to which the "Heat Seeker" methodology is first applied is a portfolio of blue chip stocks, however the section, "Selection of Portfolio Securities," suggests that the methodology is first applied to a broader universe. Clarify the universe to which the methodology is first applied.

5.   The first sentence of the second paragraph states that the Trust may invest in non-U.S. companies. If the Trust intends to invest in emerging markets, disclose this strategy and include an appropriate risk factor.

Selection of Portfolio Securities (p. 2)

6.   The penultimate sentence of the first paragraph states that "*[t]he Heat Seeker methodology may be used to identify both long and short investment opportunities*." Disclose whether the Trust will pursue such "short investment opportunities," and clarify whether "short" means that the security will be held for a short period of time or that the security will be sold short.

7.   Clarify whether the factors cited in the second paragraph are the "screens" referenced in the first sentence of the second paragraph. For example, a sentence could be inserted after the first sentence that would read, "These screens are as follows." If the factors cited in the remainder of the paragraph are not the screens referenced in the first sentence, specifically describe the screens the Sponsor intends to apply.

KKM Financial, LLC (p. 3)

8.   Explain what is meant by the phrase "*alternative asset management firm*."

C<u>losing</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6910.

Sincerely,

/s/ Stephanie D. Hui

Stephanie D. Hui